February 10, 2012

Michelle Roberts

Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ohio National Funds, Inc. Schedule 14A

Dear Michelle:

On January 25, 2012, Ohio National Fund, Inc. (the “Fund’), on behalf of each of its series (“Portfolios”) filed a preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934 relating to a special meeting of the shareholders of the Fund. The meeting has been called by the Board of Directors to elect two Directors, to consider approval of changes to the fundamental policies of each Portfolio and to consider approval of the reclassification of each Portfolio’s investment objective as non-fundamental. On February 1, 2012, you provided oral comments. Please find below the Fund’s responses to your comments. All changes have been incorporated in a revised preliminary proxy statement that is being filed concurrently. For your convenience, I have summarized your comments.

1. Comment. Proposal 2 groups together three issues: approval of amendments to certain fundamental policies of each Portfolio, approval of the elimination of certain fundamental policies of each Portfolio, and approval of the reclassification of certain investment policies as non-fundamental policies of each Portfolio. Each issue should be presented as a separate proposal. In addition, each investment policy affected by each proposal should be identified and linked to the relevant Portfolio. Finally, the amendment, elimination or reclassification of each policy should be presented to shareholders for approval on a Portfolio by Portfolio basis.

Response. Proposal 2 has been divided into Proposals 2A, 2B and 2C. Proposal 2A relates to the approval of the amendment and standardization of fundamental investment restrictions common to all the Portfolios. The proxy statement has been revised to indicate that these policies apply to all the Portfolios. Proposal 2B relates to the reclassification as “non-fundamental” of certain investment restrictions that are not required to be treated as “fundamental”. Each policy proposed to be reclassified is listed separately and the Portfolio affected by each reclassification is listed. Proposal 2C relates to the elimination of certain fundamental investment restrictions. As with Proposal 2B, each investment restriction in Proposal 2C is listed separately and the affected Portfolios are identified. Finally, a separate proxy card will be created for each Portfolio that lists separately each of the investment restrictions subject to a vote under Proposals 2A, 2B and 2C. Samples for the Money Market Portfolio and Bond Portfolio are attached to the revised preliminary proxy statement. The definitive proxy statement filing will include separate proxy cards for all 24 Portfolios. Finally, the proxy card has been re-designed to solicit votes on each affected policy on a Portfolio by Portfolio basis.

Don.Mendelsohn@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6546	dll

Michelle Roberts

February 10, 2012

2. Comment. Please confirm that the impact of each proposed new fundamental investment restriction is the same for all 24 Portfolios. Otherwise, specifically identify in the proxy statement those Portfolios that may incur greater risk as a result of the new investment policy language.

Response. The Board and the Adviser anticipate that the proposed changes in the investment restrictions will not materially change the manner in which the Portfolios are currently managed and operated. Although the proposed amendments will give some Portfolios greater flexibility to respond to possible future investment opportunities, the Board and the Adviser at this time do not anticipate that the changes, individually or in the aggregate, will result in a material change in the current level of investment risk associated with an investment in a Portfolio.

3. Comment Include the adviser’s address in the proxy statement and add the name and address of the administrator and underwriter.

Response. Information about the investment adviser and other service providers can be found in “Other Information – Operation of the Portfolios”. The name and address of the adviser has also been added to the Introduction to the proxy statement. Because the Portfolios are sold only to insurance company separate accounts supporting variable insurance contracts, the Fund does not have a distributor.

4. Comment. The Introduction to the proxy statement contains language regarding the internet availability of the proxy materials. Please confirm your understanding that a fund underlying variable insurance contracts cannot rely on the notice and access rules.

Response. The Fund confirms its understanding that it cannot rely on the notice and access rules.

5. Comment. In the disclosure of Ms. Ludlow’s qualifications under “Information about the Nominees and Incumbent Directors – Nominees”, please change the words “trustees” and “directors” to the singular.

Response. The requested change has been made.

6. Comment. Please replace the word “Nominee” with the word “Director” in the chart disclosing the incumbent interested director and officers.

Response. The requested change has been made.

7. Comment. The sentences under Approval of Amendments to Certain Fundamental Policies of Each Portfolio that refer to the proposed standardized policies and Appendix A-2 should be in boldface type. In addition, any references to the appendices should be in boldface type throughout the proxy statement.

Response. The requested change has been made.

Michelle Roberts

February 10, 2012

8. Comment. Throughout Proposal 2, statements are made referring to approval of Proposal 2. Clarify which aspect of Proposal 2 the disclosure is referring to.

Response. The disclosure has been revised to refer to Proposals 2A, 2B or 2C, as appropriate.

9. Comment. The proposed standardized policy on industry concentration appears on pages 9-10 of the proxy statement. Please consider whether the restriction should be revised to clarify that it does not apply to investments in U.S. government securities for the Money Market Portfolio.

Response. The Fund has reviewed the restriction and believes that it is clear that the exclusion of U.S. government securities applies to all Portfolios, including the Money Market Portfolio.

10. Comment. The proposed standardized policy on investments in commodities appears on page 11 of the proxy statement. Please consider whether the phrase “or unless acquired as a result of ownership of securities or other investments” is necessary given the first part of the sentence.

Response. The Fund has reviewed the sentence in question and believes the phrase to be necessary and appropriate.

11. Comment. The proposed standardized policy on investments in real estate appears on page 12 of the proxy statement. Please consider whether the second sentence is necessary.

Response. The Fund has reviewed the sentence in question and believes it to be necessary and appropriate.

12. Comment. List the policies that will be reclassified as non-fundamental without change and the Portfolios affected by the reclassifications.

Response. The requested change has been made.

13. Comment. The discussion of illiquid securities on page 14 is confusing and does not accurately reflect the Commission’s position regarding illiquid securities held by bond and equity funds.

Response. The disclosure regarding illiquid securities has been revised to improve clarity and more closely track Commission interpretations.

14. Comment. The first sentence in the second paragraph under “Initial Public Offering” page 15 ends with “except as indicated.” Please clarify where the exception is indicated.

Response. The reference to the location of the exception has been clarified.

15. Comment. The reference in the first paragraph on page 17 (that carries over from page 16) to “If Proposal 2 is approved” should be revised to reference the specific policy changes.

Response. The requested change has been made.

Michelle Roberts

February 10, 2012

16. Comment. Insert the word “unaffiliated” between the words “change” and “Portfolio” in the second sentence of the first paragraph on page 18.

Response. The requested change has been made.

17. Comment. Explain in plain English what “majority of the outstanding voting securities” means and how it impacts shareholders.

Response. The following disclosure has been added to the proxy statement on page 31:

This means, for any Portfolio, that Proposals 2A, 2B, and 2C and Proposal 3 may be approved by less than a majority of the outstanding shares of that Portfolio, provided a quorum is present at the Meeting.

In addition, the Fund has authorized me to convey to you that the Fund acknowledges the following:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2. Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 513-352-6546.

Very truly yours,

/s/ Donald S. Mendelsohn

Donald S. Mendelsohn